ATTN: Mr. Ryan Rohn

United States Securities and

Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: DineEquity, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 31, 2008

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 001-15283

April 13, 2009

Dear Mr. Rohn:

Based on our conversation, thank you for extending our time to forward to you our written response to the comment letter dated April 3, 2009. We will file our response via EDGAR no later than May 1, 2009.

Thank you again for your courtesy and cooperation in this matter.

Sincerely,

/s/ Greggory Kalvin

Greggory Kalvin
Vice President, Corporate Controller
DineEquity, Inc.